June 22, 2012

Via Edgar

Re:	Ingram Micro Inc.
Form 10-K for the fiscal year ended December 31, 2011, Filed February 29, 2012
Form 10-Q for the quarterly period ended March 31, 2012, Filed May 1, 2012
File No. 001-12203

Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Dear Mr. Krikorian:

On behalf of Ingram Micro Inc. (the “Company”) and as discussed with the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, I am confirming that the Company shall undertake to respond to the comments contained in the Staff’s letter, dated June 21, 2012 and relating to the above-referenced filings, no later than July 20, 2012.

Please do not hesitate to call me at (714) 382-2018 or Larry Boyd, Executive Vice President, Secretary and General Counsel at (714) 382-3189 if you have any questions relating to this request.

Sincerely,

/s/ Lily Hughes

Lily Hughes

Vice President and

Associate General Counsel

1600 E. St. Andrew Place
Santa Ana, CA 92705-4926
(714) 566-1000
www.ingrammicro.com